EXHIBIT 99.2

NOVONIX™

Set for Growth

Investor Presentation, September 2024



Important Notice and Disclaimers

The information contained in this presentation (the "**Presentation**") has been prepared by NOVONIX Limited (ACN 157 690 830) ("**the Company**" or "**NOVONIX**") solely for information purposes and the Company is solely responsible for the contents of this Presentation. It is intended to be a summary of certain information relating to the Company as at the date of the Presentation and does not purport to be a complete description of NOVONIX or contain all the information necessary to make an investment decision. Accordingly, this Presentation is not intended to, and should not, form the basis for any investment, divestment or other financial decision with respect to the Company. Any reproduction or distribution of the Presentation, in whole or in part, or the disclosure of its contents, without prior consent of the Company, is prohibited.

Not an Offer

This Presentation does not constitute, nor does it form part of an offer to sell or purchase, or the solicitation of an offer to sell or purchase, any securities of the Company. This Presentation may not be used in connection with any offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Any offering of securities will be made only by means of a registration statement (including a prospectus) filed with the U.S. Securities and Exchange Commission (the "**SEC**"), after such registration statement becomes effective, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements under the U.S. Securities Act of 1933, as amended. No such registration statement has become effective, as of the date of this Presentation.

Forward-Looking Statements

This Presentation contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," or "would," or other similar expressions. Examples of forward-looking statements in this presentation include, among others, statements we make regarding our progress and timing of meeting our target production capacity and scaling of production at our Riverside facility, our ability to meet the demands, qualifications and timelines of our existing and future customers through our Riverside and planned greenfield facilities and to realize benefits from our collaborations with customers such as LG Energy Solution, the anticipated operating costs, pricing and other operating performance metrics of our Riverside facility, the expected economic impact of the U.S. Department of Energy Office of Manufacturing & Energy Supply Chains US$100 million grant and the US$103 million tax credit under the Qualifying Advanced Energy Project Allocation Program, our ability to obtain and benefit from additional government funding and other support, including a loan from the DOE Loan Programs Office, revenue growth through hardware sales and advanced battery materials, cell development and testing services, the continued investment in and potential results of our cathode synthesis technology and pilot line, realizing the potential value of the combination of Mount Dromedary natural graphite assets with Lithium Energy Limited graphite assets and the initial public offering of Axon Graphite, and our ability to help lead the localization of the North American supply chain for synthetic graphite and achieve and maintain market recognition as a leader in the battery materials sector. We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact of government support, our ability to develop and commercialize our cathode materials and produce them at volumes with acceptable performance, yields and costs and without substantial delays or operational problems, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission ("SEC"), including the Company's annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov. Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this Presentation. Accordingly, recipients of this Presentation should not place undue reliance on forward-looking statements. Any forward-looking statement in this Presentation is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Industry and Market Data

This Presentation contains estimates and information concerning our industry and our business, including estimated market size and projected growth rates of the markets for our products. Unless otherwise expressly stated, we obtained this industry, business, market, and other information from reports, research surveys, studies and similar data prepared by third parties, industry, and general publications, government data and similar sources. This Presentation also includes certain information and data that is derived from internal research. While we believe that our internal research is reliable, such research has not been verified by any third party. Estimates and information concerning our industry and our business involve a number of assumptions and limitations. Although we are responsible for all of the disclosure contained in this Presentation and we believe the third-party market position, market opportunity and market size data included in this Presentation are reliable, we have not independently verified the accuracy or completeness of this third-party data. Information that is based on projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, which could cause results to differ materially from those expressed in these publications and reports.

Trademarks, Service Marks and Trade Names

Throughout this Presentation, there are references to various trademarks, service marks and trade names that are used in the Company's business. "NOVONIX," the NOVONIX logo and other trademarks or service marks of NOVONIX appearing in this Presentation are the property of NOVONIX or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation are listed without the ® or ™ symbol, as applicable, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Presentation are the property of their respective owners.

Providing Revolutionary Solutions to the Battery Industry

Investment Highlights

- Leading U.S. based battery materials and technology company with lower carbon footprint
- Large and growing market for battery materials supported by localization efforts
- Intellectual property portfolio for synthetic graphite manufacturing and all-dry, zero-waste NMC cathode synthesis
- Battery Technology Solutions provides competitive advantage to accelerate innovation
- Customer and government financing support paving a path to profitability as a sector leader

NOVONIX™


NOVONIX

Riverside Facility in Tennessee

Competitive Advantage Through Synergistic Operating Structure



NOVONIX ANODE MATERIALS

- Leading domestic supplier of battery-grade synthetic graphite
- Large scale and sustainable production to advance North American battery supply chain
- Strategically positioned to accelerate clean energy transition through proprietary technology, advanced R&D and partnerships



NOVONIX BATTERY TECHNOLOGY SOLUTIONS

- Develops industry leading lithium-ion battery testing equipment while providing R&D services
- In-house testing technology & data solutions accelerate rapid advancements compared to industry standard



NOVONIX CATHODE MATERIALS

- Commercializing patented synthesis technology
- Process technology minimizes environmental impact while producing high performance materials
- Pilot line producing samples with large-scale production of up to 10 tpa

Proprietary Process Technologies Lead the Clean Energy Transformation

NOVONIX ESG Commitment

Environmental
Our mission is to develop innovative, sustainable technologies and high-performance materials to service the electric vehicle and energy storage industries

Social
The health, safety, and wellbeing of our employees and the communities we operate in are essential to NOVONIX's success and growth

Governance
NOVONIX believes corporate governance is central to its business objectives and a critical element contributing to the preservation of shareholder value

Environmental Benefits of NOVONIX Technology

	Anode Technology	Cathode Technology
Inputs	▪ Clean power sources[1] ▪ High purity input materials	▪ Reduced power requirements ▪ No reagents
Process	▪ Proprietary furnace and process technology ▪ Increased energy efficiency ▪ No chemical purification	▪ Proprietary all-dry, zero-waste cathode synthesis technology ▪ Simplified processing requirements and flowsheet
Outputs	▪ Support higher-performance lithium-ion batteries resulting in longer life ▪ Negligible facility emissions ▪ LCA[2] demonstrated a ~60% decrease in global warming potential	▪ No sodium sulfate waste ▪ Eliminates process waste-water ▪ Negligible facility emissions

1 - Tennessee Valley Authority, 2022 Sustainability Report notes 52% of power is from carbon-free sources.
2 - The Life Cycle Assessment (LCA) conducted by Minviro Ltd. demonstrated a ~60% decrease in global warming potential (GWP) relative to conventional anode grade synthetic graphite versus Chinese product.

2024 Focus Items - Set For Growth

Maintain Industry Leading R&D Efforts for Battery Materials

- Enhance BTS offerings for additional revenue and services
- Test high-nickel cathode materials from all-dry, zero-waste process in full-cell performance
- Advance artificial intelligence/machine learning models, products, and services

Scale Operations – On Track to Deliver Commercial Production

- Complete Riverside engineering to optimize facility and maximize capacity
- Installation of equipment to reach 3K tpa by year-end to support customer timelines
- Leverage Riverside engineering to progress Greenfield facility plans

Secure Tier 1 Customers

- Pursue supply agreements with tier 1 OEMs and cell manufacturers
- Allocate remaining Riverside capacity through customer supply agreements
- Continue to allocate Greenfield facility capacity through customer agreements

Secure Financing to Scale Operations

- Invest in Riverside with receipt of MESC grant funds
- Monetize 48C tax credit to scale future production at Riverside facility
- Progress DOE Loan Program Office application for Greenfield facility
- Attract strategic investment aligned with capacity ramp

Battery Technology Solutions



NOVONIX

NOVONIX is at the Forefront of Battery Technology

UHPC Hardware

Enables Quick Reliable Predictions of Battery Lifetime



UHPC

R&D Services

Materials Development and Characterization



Analytical materials lab

Cell Design and Prototyping



Pouch and cylindrical cell manufacturing pilot line

Cell Testing



Diagnostic tools and performance testing

NOVONIX Battery Technology Solutions (BTS) provides cutting edge technology that is highly sought after for R&D services to create the next generation battery — potentially accelerating R&D from years to weeks with proprietary technology

Cathode Materials



Patented Cathode Synthesis Provides Clean and Simple Process

Opportunity Overview

- In 2024 the global cathode market size value estimated at US$27B, with a forecasted revenue of >US$100B by 2030[1]
- Nickel-based cathode material represents about 30-50% of the cost of a battery cell
- Current synthesis process is complex, produces water waste and is costly
- Each tonne of cathode powder generates 3,500-15,000[1,2] liters of water waste and 1-2 tonnes of sodium sulphate waste[1]
- With multiple patent applications filed, cathode synthesis technology provides high nickel cathode materials with:
  - Higher yields at lower costs
  - No water waste
  - Flexible input materials

A Closer Look at the NOVONIX All-Dry, Zero-Waste Synthesis Process



A
Current Precursor Synthesis Process
RAW MATERIALS
$CoSO_4$
$MnSO_4$
$NiSO_4$
water
MIXER – 1
pH CONTROL/ CHELATING AGENTS
Na_2CO_3
NH_4OH
water
MIXER – 2
Li_2CO_3
Or
LiOH
MIXER – 3
agitator
CSTR 95°C
temperature control
waste water
waste metal carbonates
PHASE SEPARATOR
solids
water
WASHING and FILTERING
DRYING
GRINDING and CLASSIFIYING
To Calcination Kiln
B
NOVONIX Process
RAW MATERIALS
COMBINING
Flexible feedstock
fines
Dry Processing
To Calcination Kiln
C
From Process
CALCINATION KILN
DEAGGLOMERATION
FINISHING PROCESSES
NMC

1. Mordor Intelligence, Benchmark Minerals, various Equity Research reports including Bernstein and JP Morgan and NOVONIX estimates
2. J.Power Sources: S. Ahmed, P.A. Nelson, K.G. Gallagher, N. Susarla, D.W. Dees. Cost and energy demand of producing nickel manganese cobalt cathode material for lithium ion batteries

Cathode Synthesis: Engineering Scoping Study Results

NOVONIX engaged Hatch to provide a 'Process Comparison Study' by contrasting the **NOVONIX All-Dry, Zero-Waste Cathode Synthesis Process** against conventional cathode synthesis for comparative costs and environmental details



Hatch Study Estimated Findings [FEL-1]

Capital Intensity Lowered by ~30 %	▪ Fewer unit operations leads to simplified flowsheet ▪ Higher mass feed rate due to 'hydroxide-free' feedstock

Operational Process Expenses Lowered by ~50%	▪ Fewer unit operations leads to lower labor costs
	▪ Low-to-no processing reagents
	▪ Lower power consumption
	    ▪ More efficient calcination
	    ▪ Fewer processing steps
	▪ Lower maintenance costs
	▪ Lower waste treatment costs

More Environmentally Friendly process	▪ ~27% lower power consumption & CO2 intensity ▪ ~65% less water usage ▪ Eliminates production of sodium sulphate biproduct ▪ No ammonia required removing a significant safety risk

Note: Please see Hatch disclaimer shown in Sept 12, 2023 press release on Study description and estimates.

NMC622 Cathode Cycling Performance Competitive with Commercial Materials

Full-Cell Cycling Performance of NOVONIX Single-Crystal NMC622



NOVONIX Cathode
Commercial Cathode 1
Commercial Cathode 2
Commercial Cathode 3
Normalized Capacity
1
0.98
0.96
0.94
0.92
0.9
0.88
0.86
0.84
0.82
0.8
25 50 75 100 125 150 175 200 225 250 275
Cycle Number

Product	Capacity Retention at Cycle 300
NOVONIX Coated Cathode	93.4%
Commercial Cathode 1	93.1%
Commercial Cathode 2	92.9%
Commercial Cathode 3	92.5%

40°C; 2.8-4.3V; 1.2M $LiPF_6$ EC:EMC:DMC(25:5:70)+3VC; [Charge] : CC-0.33C; [Discharge] : CC-0.33C

SEM Images of Single-Crystal NMC622

- Normalized electrochemical results in 1Ah pouch cell show that surface-coated NOVONIX NMC622 has comparable electrochemical performance to commercial NMC materials



NOVONIX Cathode
Commercial Cathode 1
Commercial Cathode 2
Commercial Cathode 3

Anode Materials



NOVONIX

NOVONIX is Localizing the Synthetic Graphite Supply Chain

NOVONIX Anode Material Progress & Advantages

Domestic Supply
Producing high-performance synthetic graphite materials sustainably for local supply of Tier 1 battery and OEM customers

High Performance
Our products are developed to meet or exceed Tier 1 EV OEMs specifications

Cleaner, More Efficient Technology
Produced with cleaner energy sources with virtually zero emissions and uses no harmful chemicals

Strategic Relationships
Leveraging close collaboration with partners and customers to bring our anode materials to market

Key Strategic Relationships

Customer Agreements Anchor Customers for Riverside Facility	Panasonic ENERGY; KORE
Technology Agreements Progressing Qualification to Lead to Future Supply Agreements	LG Energy Solution; PHILLIPS 66; PowerCo; SAMSUNG SAMSUNG SDI
Strategic Investors Invested US$180 Million	LG Energy Solution; PHILLIPS 66
Strategic Suppliers Raw Material Suppliers and Technology	PHILLIPS 66; Harper International

Strong EV Growth Building Pressure for a Localized Supply Chain

Battery Demand Remains Robust (GWh)



+38% CAGR
ESS
Various OEMS
Toyota
Volkswagen
BMW
Stellantis
Honda
Ford
GM
Tesla
Other
150
1,421
2023
2025
2030

- Market is estimating ~10% North American growth in 2024. Some OEMs and cell manufacturers have slowed plans, but new entrants have increased overall demand
- Government incentives are supporting the projected ~ 50% adoption rate in electric vehicle by 2030
- Forecasted EV demand showing double digit growth through 2030

Global Trade Policies Support Localization of US Supply Chain



China imposes export curbs on graphite
Restrictions on critical electric vehicle battery material set to escalate trade tensions with US
REUTERS
China, world's top graphite producer, tightens exports of key battery material
THE JAPAN NEWS
China's Drastic Reduction in Graphite Exports to Japan; Urgent Need for Diversification in Japanese Imports

- Strong U.S. reliance on Chinese graphite and battery materials presents challenges for IRA compliance
- China announced export controls for battery graphite. Recent trade statistics reported from Japan News showed China is limiting exports to Japan and United States
- U.S. IRC provides the advanced manufacturing production tax credit Section 45X and the revival of the qualifying advanced energy investment credit under Section 48C

Source: Benchmark Minerals Intelligence (August '24), Bernstein, Company Reports

NOVONIX Production Capacity will Benefit From the Expected Significant North America Customer Demand

North American Graphite Shortfall, Ex-China (K tpa)[1]



2025
Demand
Supply
0
500
1,000
1,500
NOVONIX
N.A.
NOVONIX supply based on Riverside production capacity
2030
Demand
Supply
0
500
1,000
1,500
NOVONIX supply based on target production capacity

NOVONIX has signed agreements with KORE Power, Panasonic Energy, LGES, PowerCo & SDI and their facility plans account for ~43% of North American forecasted customer demand in 2030[1]

NOVONIX Anode Material Outperforms in Head-to-Head Testing



1.00
0.96
0.92
0.88
0.84
0.80
0
200
400
600
800
1000
Cycle
NOVONIX
Synthetic
Tesla
Natural

- NOVONIX offers improved capacity retention compared to industry leading materials (including a Tesla Model S cell used as a reference benchmark)
- Better capacity retention means less range loss over time for an electric vehicle

1. Benchmark Minerals Intelligence (March '24), Company Reports, NOVONIX estimates.

Commissioning the First Large Scale Battery Grade Synthetic Graphite Production Facility in North America

Riverside Facility Overview

- Purchased and opened Riverside facility in 2021, highlighted by a grand opening attended by US Secretary of Energy Jennifer Granholm
- Facility to scale to 20K tpa aligned with customer demand
- Progressed engineering to support procurement of additional primary production equipment to meet 2024 targets


NOVONIX

Riverside Facility in Chattanooga, Tennessee

Readiness for Commercial Production

Technology/Product

- NOVONIX is running regular Generation 3 Furnace production campaigns to optimize operational performance and support customer sampling programs
- Recent production campaigns validate furnace throughput, sustainability and demonstrate improving operating margin of ~23% to ~28% for Riverside

Customers Supply Agreements

- Supply Agreement with KORE Power to supports scaling to 12K tpa for their KOREplex facility
- Panasonic Energy signed binding supply agreement for 10K tonnes from 2025-2028

Financing

- NOVONIX was awarded a grant from MESC for US$100 million
- Selected to receive a US$103 million 48C tax credit
  - Qualifying advanced energy project credit can be monetized through its sale for cash
  - Company has a period of two years within which to satisfy the requirements and claim the tax credit

NOVONIX's Product Technology Advantage

NOVONIX Advantage

- Applications such as electric vehicles and energy storage systems require differing properties:
  - Fast Charge
  - High Energy Density
  - Long Cycle Life
- NOVONIX Anode Materials collaborates with customers, leveraging our BTS team to rapidly design, develop, produce and evaluate performance of customized materials
- NOVONIX's proprietary process provides consistent, high performance synthetic graphite, utilizing low emissions processing

Product Engineered Specifically for Customers' Needs








Long-Life ESS Focus
Charge Rate
Cycle Life
Safety
CO2 Intensity
Cost
Energy Density
Compression Density


Long-Life EV Focus
Charge Rate
Cycle Life
Safety
CO2 Intensity
Cost
Energy Density
Compression Density


Fast-Charge EV Focus
Charge Rate
Cycle Life
Safety
CO2 Intensity
Cost
Energy Density
Compression Density

NOVONIX has Demonstrated a Pathway to Profitable Production in the U.S.

Overview of Riverside Facility Unit Economics (Reflects Operating at Target Capacity of 20K tpa)[1]


$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
US$/kg
$6-8/Kg
$7-10/Kg
Up to $0.45/Kg
Up to $0.50/Kg
U.S. Government Programs
23-30% Margin
$1.60-$2.95/Kg
Operating Costs
Sales Price
DOE MESC
48C ITC
Operating Income

1. Operating Costs include raw materials, Riverside SG&A, labor, energy, maintenance, and depreciation. Cost and sale ranges are indicative of potential product types with different specifications. Margin includes the potential impacts of the 48C tax credit (expected to be monetized to support financing) and DOE MESC grant shown through reduced depreciation impact and excludes any potential benefit from Section 301 tariffs. Lower margin bound unchanged from previous lower target with potential implied value of 45X tax credit.

Market & Government Influence on Economics

- Pricing and margins range depend on:
  - Product specification
  - Localization premium
  - U.S. Government initiatives:
    - Section 301 Tariffs – 25% tariff on graphite effective June 15, 2024
    - 48C Investment Tax Credit – 30% of investment, monetizable year placed in service
    - 45X Production Tax Credit – 10% of cost of production and is monetizable
    - Section 30D/IRA Compliance – 2027 requirement for not sourcing from FEOC
- Continued production campaigns and independent engineering assessment support furnace throughput and demonstrate robust unit economics for Riverside
- Unit economics expected to improve with increased scale achieved at future facilities

Panasonic Energy and NOVONIX Sign a Binding Supply Agreement



Panasonic Energy Kansas Facility

Panasonic Energy



NOVONIX

Panasonic Energy

- Panasonic Energy is a leading developer of battery cell technology for EV and ESS batteries in the U.S.
- Panasonic Energy has developed relationships with Tesla, Honda, Toyota, Mazda, Subaru, Ford, and Lucid in North America to supply EV batteries
- Panasonic Energy plans to have ~200 GWh of gigafactories in North America
- NOVONIX and Panasonic Energy began working on product sampling and testing after signing MOU with subsidiary Sanyo Electric in 2019

Highlights of Agreement

- NOVONIX and Panasonic Energy sign binding supply agreement for high-performance synthetic graphite material to be supplied from NOVONIX's Riverside facility in Tennessee to support Panasonic Energy's North American operations
- Commencing in 2025, the agreement supports the purchase of 10K tonnes of synthetic graphite over 4 years and is subject to agreed upon milestones regarding final mass production qualification and timelines
- The agreement includes a pricing structure that incorporates a mechanism for price adjustments in response to significant changes in NOVONIX's raw material costs
- Inflation Reduction Act benefits both companies in building local supply chain:
  - NOVONIX – Advanced manufacturing of critical minerals and battery material
  - Panasonic Energy – Local manufacturing of battery cells

Path to Commercial Production at Riverside

1Q2024

February 2024
Announcement of the offtake agreement with Panasonic Energy

Engineering Report
Riverside independent engineering report initiated

2Q2024

Equipment Deposits
Initial deposits on additional furnaces and equipment to reach 3K tpa of capacity by December 2024

Facility Improvements
Production equipment installation and commissioning. Utility infrastructure to support equipment and automation

Engineering Report
Riverside independent engineering report completed

3Q2024

'25 Equipment Orders
Order furnaces and equipment for 2025 capacity targets

Equipment Commissioned
Installation and commission of equipment to support 3K tpa capacity

4Q2024

Production Capacity @ 3K tpa
Riverside facility to reach initial 3K tpa in support of supply agreements with KORE Power and Panasonic Energy

2025

Production Start-up – support towards 5K tpa
Continue installation and commissioning of equipment to support supply agreements with KORE Power and Panasonic Energy as well as other potential customers

Progress to date

1Q2024	2Q2024	3Q2024	4Q2024	2025
✓ Complete	✓ Complete	On track	On track	On track

On-Site Equipment to be Commissioned


Grinding/Shaping


Gen 3 Furnace


Calciner


Sieve/De-Mag

Customer Commitments Support NOVONIX North American Growth Plan

Anode Market Share[1]: ~1.6% | ~4.0% | ~11.9%

	Phase 1: Riverside	Phase 2: Riverside & Greenfield #1	Phase 3: Additional Greenfields
NOVONIX Capacity & Growth Plans	20K tpa[2,3]	50K tpa[2,3]	>150K+ tpa[2]
NOVONIX's Illustrative Scale Plan[4]	**KORE Power + Panasonic Energy** ~364K Per year	**KORE + Panasonic + LGES + Add'l Tier 1s** ~909K Per year	**Portfolio of Customers** ~2.7M+ Per year

1. Market share based off implied North American graphite demand in 2030. Based on announced capacity. Assumes full utilization. Source: Benchmark Mineral Intelligence Gigafactory Assessment – December 2023.
2. Company expectations aligned with customer contracts and anticipated customer demand, which may or may not materialize.
3. KORE Power agreement to supply Koreplex anticipates a ~3K tpa delivery ramping to ~12K tpa rate. Panasonic Energy (PENA) agreement calls for 10,000 tonnes over four years.
4. Assumes 55kg of graphite per EV.

Goals for the Future of NOVONIX

- Scaling anode materials production capacity to 150K tpa
- Recognized battery technology leader
- Forefront of product innovation
- All-Dry Zero-Waste Cathode technology supported by our propriety processing
- Highly developed IP with leading market positions
- Foresee strong cash flow generation and margins



Appendix

NOVONIX Plays a Critical Role in the Lithium-Ion Battery Value Chain

Mining
- Mineral Resources
- Core Lithium
- Lithium Americas
- Pilbara Minerals
- Glencore
- BHP
- NMG Nouveau Monde Graphite
- Syrah Resources
- Allkem
- Liontown
- SQM
- Piedmont Lithium
- Rio Tinto
- Zijin

Raw Material Processing
- Albemarle
- Livent
- Ganfeng Lithium
- Emerson
- Worley
- Sumitomo Metal
- Nornickel
- Phillips 66
- Seadrift Coke L.P.
- Mitsubishi Chemical Group
- Tianqi Lithium
- ERG
- Dow

Materials & Cell Component Production
- 杉杉 Shanshan
- Umicore
- BTR
- POSCO Chemical
- 当升科技 Easpring
- Asahi KASEI
- BASF The Chemical Company
- 华友钴业 Huayou Cobalt
- Hansol
- Nichia
- Nippon Carbon
- LG Chem
- SGL Carbon
- NOVONIX Anode and Cathode Materials

Battery Cell/Pack Production
- Samsung SDI
- LG Energy Solution
- Panasonic
- FREYR
- Envision AESC
- Tesla
- QuantumScape
- CATL
- Morrow
- Northvolt
- Sunwoda 欣旺达
- SVOLT
- KorePower
- SK On
- NOVONIX R&D and Joint Development

EV & ESS Production
- Tesla
- NIO
- GM
- NextEra Energy
- BMW
- Generac
- sonnen
- Ford
- Lucid
- Toyota
- Volkswagen
- Honda
- Enphase
- XPeng
- Kia
- Rivian

Recycling
- Redwood Materials
- ABTC American Battery Technology Company
- Li-Cycle
- GEM
- green li-ion
- RecycLiCo
- Primobius
- BASF The Chemical Company
- Ganfeng Lithium
- Sumitomo Metal

NOVONIX

Visibility across the entire battery value chain provides competitive intelligence and attractive opportunities for NOVONIX

Note: Companies presented above are for indicative purposes only and not a representation of customer relationships.

NOVONIX has Optimized Synthetic Graphite Manufacturing and Attracted Tier-1 Partnerships

Strategic Partnerships Supporting Product and Process R&D

- Partnership with Harper International, a domestic specialized furnace technology leader, developing and supplying NVX with proprietary systems for thermal processing
- Signed a Joint Research and Development Agreement (JDA) with LGES in June 2023
- Engaged with PSX in technology development agreement to collaborate on optimization of feedstock ad anode processing with the goal of higher performance lower carbon intensity materials

PHILLIPS 66 LG Energy Solution Harper International

NOVONIX Graphitization Process Offers End-User Advantages

- Energy efficient systems reducing environmental permitting requirements
- Integrated and strong collaboration with precursor material and equipment providers
- Customizable processing equipment to match various customer requirements



Raw Material
Petroleum Coke
Precursor Crushing
Precursor Micronizing and Classification
Agglomeration
Drying and Calcination
Graphitization
Particle Coating
Calcination
Sieving/Magnetic Separation and Packaging

Incumbent technology standard process

U.S. Legislation Providing Direct Support to NOVONIX's Business Plan

Section 301 Tariffs	▪ In August 2017, the Office of the United States Trade Representative (USTR) launched an investigation into China's allegedly unreasonable and discriminatory trade practices under Section 301 of the Trade Act of 1974. The tariff exclusion was rescinded on May 24, 2024 and tariffs are reinstituted at 25% on China artificial graphite beginning on June 15, 2024 ▪ **Section 301 includes a 25% tariff on artificial graphite imported from China** to help remove unfair market distortions imposed by China's anticompetitive behaviors and size advantage in the battery materials sector

IRA Tax Credits & Consumer Credit	▪ **Inflation Reduction Act of 2022 ("IRA") includes an estimated $369 billion in investments** related to "climate change and energy security," including tax and other incentives to promote U.S. production of electric vehicles ("EVs"), renewable energy technologies, and critical minerals, representing the single biggest climate investment in U.S. history. IRA includes a **$7,500 federal consumer tax credit (Section 30D) for qualifying electric vehicles, starting in 2023 based on the origin of materials and localization of manufacturing**
	    ▪ **$3,750 of the credit must meet critical minerals requirement**
	    ▪ **$3,750 from battery components must meet be manufactured or assembled in North America** or Countries with a FTA
	▪ New production and "advanced manufacturing" tax credits
	    ▪ **Section 45X provides a 10% tax credit** which is available to producers of electrode active materials (measured as a percentage of total cost of production).
	    ▪ **Expands section 48C to provide $10 billion in tax credits**. The tax credit is 30 percent of the amount invested in new or upgraded factories to build specified renewable energy components. NOVONIX selected for $103 million 48C tax credit for Riverside facility.

DOE MESC Grant & DOE LPO Loan	▪ **NOVONIX finalized US$100 million of grant funding** by the Department of Energy (DOE) Office of Manufacturing and Energy Supply Chains (MESC) to expand NAM's domestic production of high-performance, synthetic graphite anode materials – one of 21 winners across 12 categories ▪ **NOVONIX has applied for a loan though DOE LPO**. The loan, if received, would contribute toward funding the company's current expansion of battery materials capacity

NOVONIX Finalizes US$100 Million Grant Award from U.S. Department of Energy

DOE MESC Grant Aids Ability to Scale Faster

- NOVONIX Anode Materials division was awarded one of the initial grants from the U.S. Department of Energy for US$100 million
- Grant award was funded through President Biden's Bipartisan Infrastructure Law (BIL) which aims to strengthen the North American battery supply chain
    - October '23 Chinese export controls on graphite highlight the importance of US based suppliers such as NOVONIX
- Funding underpins doubling of production capacity to 20,000 tpa at existing Riverside (Chattanooga) facility and will be overseen by DOE MESC

MESC
OFFICE OF MANUFACTURING AND ENERGY SUPPLY CHAINS

DOE LPO Loan Process

- NOVONIX Anode Materials division has applied for a ATVM loan in October 2022 from the U.S. Department of Energy LPO office for a Greenfield location
- The loan may fund up to 80% of the value of the eligible project costs
- Debt priced at U.S. Treasury rates for the applicable term of the loan
- Construction financing and long loan tenors
- DOE is a reliable anchor lender actively engaged throughout the project life


1 Pre-Application
LPO meets with potential applicant to discuss project eligibility, application process, and applicant questions.
2 Application & Review
LPO establishes project eligibility and readiness to proceed, followed by programmatic, technical, and financial evaluation.
3 Due Diligence
LPO and applicant engage third-party advisors and negotiate term sheet.
4 Conditional Commitment
LPO offers term sheet for loan or loan guarantee. The offer is contingent on borrower satisfying certain conditions.
5 Financial Close
LPO and borrower execute definitive financing documents, subject to additional conditions precedent to loan disbursements.
6 Monitoring
LPO monitors project and acts as trusted partner for the life of the loan, acting in the best interest of the U.S. government and taxpayers.

Source: DOE LPO https://www.energy.gov/lpo/application-process

Strategic Relationship with KORE Power

Highlights of Agreements


KOREPLEX


$75M RAISED
FIRST ROUND INVESTMENT COMPLETED
SIEMENS
QUANTA
Honeywell


$850M COMMITTED
CONDITIONAL COMMITMENT RECEIVED FROM U.S. DEPARTMENT OF ENERGY
KORE POWER


7 GWh AGREEMENT
KORE POWER SELECTED TO PROVIDE BATTERY CELLS FOR ENERGY VAULT THROUGH 2027
ENERGY VAULT


2.2GWh OFFTAKE
KORE POWER + NIDEC AGREEMENT INCLUDES CELLS & ESS SYSTEMS BEGINING IN 2024
KOREPOWER
Nidec

- KORE Power is a leading U.S. based developer of battery cell technology for clean energy industries
- NOVONIX and KORE Power have worked together since 2019 through NOVONIX's BTS division to improve and validate KORE's battery technology
- KORE announced July 2021 the intention to build KOREPlex, a one million square foot manufacturing that will support up to 12 GWh of battery cell production in Buckeye, AZ
- KOREPlex scheduled to begin construction in 2024 and production in 2025
- Through the signed Supply Agreement, NOVONIX will be the exclusive supplier of graphite anode material to KOREPlex which, when in full production, will be close to 12,000 tonnes per year of material
- NOVONIX invested $25M USD to acquire a roughly 5% stake in KORE Power

NOVONIX Establishes Strategic Relationship with LG Energy Solution

LG Energy Solution (LGES) Overview


LG Energy Solution

LGES has 7 plants in North America built or planned for completion in 2025

- LGES is a leading U.S. based developer of battery cell technology for EV and ESS Batteries
- LGES has developed relationships with GM, Honda, Hyundai and Stellantis in North America to supply EV batteries
- LGES plans for 8 plants with ~338 GWh of gigafactories in North America

Highlights of JDA & Investment Agreements

- NOVONIX and LGES signed a Joint Research and Development Agreement (JDA) in June 2023
- Upon successful completion of JDA, LGES has the option to purchase up to 50,000 tons of artificial graphite anode material over a 10-year period from the start of mass production in a separate supply agreement
- LGES invested US$30M in convertible notes issued by NOVONIX

Conditional Proposal - Mount Dromedary & Axon Graphite

World class, large-scale natural high-grade flake graphite project

- Conditional 50/50 Joint Venture with NVX "merging" Mount Dromedary asset in exchange for shares in LEL subsidiary, Axon Graphite
- Axon Graphite holds the Burke and Corella Tenements in Queensland
- Intend to list Axon Graphite on the ASX to raise new capital targeting between A$15 million – A$25 million

Axon's principal activities will include:

- Advancing the development of the Burke/Mt. Dromedary graphite projects;
- Advancing the exploration, evaluation and development of the Corella graphite project;
- Progressing the development of a vertically integrated Spherical Purified Graphite Battery Anode Material manufacturing facility in Queensland; and
- Investigating and potentially pursuing other prospective projects in the battery minerals sector both in Australia and abroad.


Burke Graphite Project Site


Corella Graphite Deposit Site


Burke Graphite

LITHIUM ENERGY LTD


EPM 25443
Burke Tenement
EPM26025 -
Sub-Block D
Mt. Dromedary
Drilling Envelope
Burke Drilling
Envelope
EPM26025 -
Sub-Block J
EPM 17246
EPM17323
EPM26025 -
Sub-Block O
Burke DD drillhole
Burke RC drillhole
Mt Dromedary drillhole
Burke Tenement
Mt Dromedary Tenement
EPM26025 -
Sub-Block S
0
500m

Drill Holes & Tenements
Burke & Mt Dromedary Graphite Projects, Queensland

NOVONIX's Battery Technology Paves the Way for the Next Generation

Demonstrated and Projected Performance Predicted to Exceed 1 Million Miles based on ~2 Years of Test Data[1]



1.00
0.98
0.96
0.94
0.92
0.90
0.88
0.86
0.84
0.82
0.80
Norm. Capacity
1,000,000 Miles
330,000
1,000,000
1,650,000
Equivalent Driving Miles
PC622/Synthetic Graphite
SC622/Natural Graphite
SC622/Synthetic Graphite
SC622/Synthetic Graphite + NOVONIX Advanced Electrolyte
SC622/NOVONIX Anode Material + Advanced Electrolyte

Building full cells for performance testing to demonstrate performance of NOVONIX anode, cathode, and electrolyte technologies in a single cell

1. Data based on internal measurements taken as part of verification process. 40°C full depth of discharge cycling, Assumed 330-mile range. Projection lines shown for guidance. SC NCM622 shown here is Commercial SCC reference material.